SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company hereby announces that following the Form 6-K submitted by the Company to the Securities and Exchange Commission on July 22, 2024, regarding the request submitted to the Tel Aviv-Yafo District Court (the “Court”) for the disclosure of documents (the "Request") in order to examine the possibility of filing a derivative claim  for alleged violations of the provisions of Food Sector Competition Promotion Law, 59774–2014, on February 18, 2025, the Court approved a joint request for the petitioner's withdrawal of the Request, without compensation and without an order for costs.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: February 19, 2025